UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 17, 2019

MTECH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38368	82-2932611
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

10124 Foxhurst Court Orlando, Florida	32836
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (407) 345-8332

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement

On April 17, 2019, MTech Acquisition Corp., a Delaware corporation (“MTech”), entered into a First Amendment to Agreement and Plan of Merger (the “Amendment”) with the other parties to the Agreement and Plan of Merger, dated as of October 10, 2018 (the “Merger Agreement”), by and among MTech, MTech Acquisition Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of MTech (“Pubco”), MTech Purchaser Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco, MTech Company Merger Sub LLC, a Colorado limited liability company and a wholly-owned subsidiary of Pubco, MTech Sponsor LLC, a Florida limited liability company, in the capacity as the Purchaser Representative thereunder, MJ Freeway LLC, a Colorado limited liability (“MJF”), and Jessica Billingsley, as successor to Harold Handelsman, in the capacity as the Seller Representative thereunder.

The terms of the Amendment provide for (i) an increase of the size of the Pubco board of directors as of the closing (“Closing”) of the transactions contemplated by the Merger Agreement from seven (7) to eight (8) directors, (ii) an increase of the number of directors appointed prior to the Closing by MJF from four (4) to five (5) directors (which additional director will qualify as an independent director under Nasdaq rules) and (iii) revision of the classification of directors so that the Class B directors will include two (2) MJF directors and one (1) MTech director.

A copy of the Amendment is filed with this Current Report on Form 8-K as Exhibit 2.2 and is incorporated herein by reference, and the foregoing description of the Amendment is qualified in its entirety by reference thereto.

Additional Information

On November 7, 2018, Pubco filed with the SEC a registration statement on Form S-4 (as amended on January 25, 2019 and April 18, 2019, the “Registration Statement”) for the Pubco securities to be issued to MTech and MJF security holders at the Closing, which Registration Statement contains a preliminary proxy statement of MTech in connection with a special meeting of the stockholders of MTech to consider and vote on the business combination and related matters. Pubco and MTech will mail the definitive registration statement on Form S-4 containing the definitive proxy statement and other relevant documents to its stockholders in connection with the meeting.

Investors and security holders of MTech are advised to read, the preliminary proxy statement and amendments thereto, and when available, the definitive proxy statement, in connection with MTech’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because these documents contain important information about the proposed transaction and the parties to the proposed transaction. The definitive proxy statement/prospectus will be mailed to stockholders of MTech as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: MTech Acquisition Corp, c/o MTech Sponsor LLC, 10124 Foxhurst Court, Orlando, Florida 32836.

Participants in the Solicitation

MTech, Pubco, the Sponsor, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of MTech’s stockholders in connection with the proposed transaction.  Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of MTech’s directors and officers in MTech’s filings with the SEC, including MTech’s Registration Statement, which was filed with the SEC on January 22, 2018, and MTech’s Quarterly Reports on Form 10-Q, which were filed with the SEC on May 15, 2018 and August 8, 2018, Annual Report on Form 10-K which were filed with the SEC on March 14, 2019, and Preliminary Proxy Statement which was filed with the SEC on November 7, 2018, as amended on January 25, 2019 and April 18, 2019, which includes the proxy statement/prospectus of MTech for the proposed transaction.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding MTech’s industry, future events, the proposed transaction between the Parties, the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of MTech’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding MTech’s businesses and the transaction, and actual results may differ materially. These risks, uncertainties, assumptions and other important factors include, but are not limited to: the inability to complete the transaction contemplated by the merger agreement because of failure of closing conditions or other reasons; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by MTech stockholders; the ability of Pubco to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the merger agreement; costs related to the proposed business combination; MJF’s ability to manage growth; the reaction of MJF’s customers and suppliers to the business combination; Pubco’s ability to identify and integrate other future acquisitions; rising costs adversely affecting MJF’s profitability; adverse changes to the legal environment for the cannabis industry; general economic and market conditions impacting demand for MJF’s products and services; and other risks and uncertainties indicated in the proxy statement/prospectus for the proposed transaction, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by MTech and Pubco. There may be additional risks that MTech presently does not know or that MTech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide MTech’s expectations, plans or forecasts of future events and views as of the date of this communication. MTech anticipates that subsequent events and developments will cause MTech’s assessments to change. However, while MTech may elect to update these forward-looking statements at some point in the future, MTech specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing MTech’s assessments as of any date subsequent to the date of this communication.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.2	First Amendment to Agreement and Plan of Merger

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 18, 2019

MTECH ACQUISITION CORP.

By:	/s/ Scott Sozio
Name: Scott Sozio
Title: Chief Executive Officer